Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BITCOIN DEPOT INC.

(originally incorporated on October 14, 2021)

Bitcoin Depot Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: This Certificate of Amendment (this “Certificate of Amendment”) to the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Restated Certificate”), was duly adopted in accordance with the DGCL and the amendments set forth below shall become effective at 12:01 a.m., Eastern time, on February 23, 2026.

SECOND: Article Four of the Corporation’s Restated Certificate is hereby amended by adding the following new Section 4.03(b) to Article Four and renumbering existing Sections 4.03(b) through 4.03(g) to be Section 4.03(c) through 4.03(h), respectively:

“(b) Reverse Stock Split. Upon the effectiveness (the “Effective Time”) of this Certificate of Amendment pursuant to Section 242 of the DGCL, each seven shares of each of the Class A Common Stock, Class B Common Stock, Class M Common Stock, Class O Common Stock, Class V Common Stock and Class E Common Stock issued and outstanding (or held in treasury) immediately prior to the Effective Time (collectively, the “Common Stock”) shall automatically and without further action on the part of the Corporation or any holder of Common Stock, be combined into one share of Common Stock of the same series, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The par value of the Common Stock will remain unchanged.

No fractional shares shall be issued as a result of the Reverse Stock Split and, in lieu thereof, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split shall, following the Effective Time, be entitled to receive a cash payment, without interest or deduction, equal to (a) the fraction of one share to which such holder would otherwise be entitled multiplied by (b) the volume weighted average price per share of Class A Common Stock on The Nasdaq Capital Market (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected by the Company) for the period of the five consecutive trading days ending on and including the full trading day prior to the Effective Time (before giving effect to the Reverse Stock Split).

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified, subject to the elimination of fractional share interests as described above.”

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with Section 242 of the DGCL.

FOURTH: Except as set forth in this Certificate of Amendment, the Restated Certificate remains in full force and effect.

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IN WITNESS WHEREOF, Bitcoin Depot Inc. has caused this Certificate of Amendment to be duly executed in its corporate name this 19th day of February, 2026.

BITCOIN DEPOT INC.

By:	/s/ Scott Buchanan
Name:	Scott Buchanan
Title:	Chief Executive Officer